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SEC
Mail Processing
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FEB 26 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2105 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saperston Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 Lake Street
(No. and Street)

Hamburg (City) New York (State) 14075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Saperston (716) 649-9800 x213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata
(Name – *if individual, state last, first, middle name*)

361 Delaware Avenue (Address) Buffalo (City) New York (State) 14203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TY 3/1

OATH OR AFFIRMATION

I, Karen L. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAN SCHIRALLI
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION No. 01SC6205751
QUALIFIED IN ERIE COUNTY
My Commission Expires May 11, 2017

Karen L. Saperston
Signature

President
Title

Marian Schiralli
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Saperston Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Saperston Asset Management, Inc. Exemption Report, in which (1) Saperston Asset Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Saperston Asset Management, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saperston Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dansa & D'Arata LLP

Dansa & D'Arata LLP
Buffalo, New York
January 19, 2016

Saperston Asset Management, Inc.

Financial Statements
as of and for the Year Ended
December 31, 2015
with
Independent Auditors' Report

SAPERSTON ASSET MANAGEMENT, INC.

TABLE OF CONTENTS

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Saperston Asset Management, Inc.
Buffalo, New York

We have audited the accompanying statement of financial condition of Saperston Asset Management, Inc. (a Delaware corporation), as of December 31, 2015, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Saperston Asset Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Saperston Asset Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Saperston Asset Management, Inc.'s financial statements. The supplemental information is the responsibility of Saperston Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dansa & D'Arata LLP

Dansa & D'Arata LLP
Buffalo, New York
January 19, 2016

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	750,184
Receivable from clearing organization		76,039
Prepaid expenses and other assets		45,447
Total current assets		871,670
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation of $58,589		39,409
	$	911,079

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	17,720
Accrued expenses		41,208
Deferred income taxes		7,071
Subordinated borrowings		290,000
Total current liabilities		355,999
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 1,500 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		341,314
Retained earnings		212,766
		555,080
	$	911,079

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 1,593,514
Investment advisory fees	1,024,473
Interest and dividends	11,403
	2,629,390
EXPENSES:	
Payroll and related taxes	1,289,834
Commissions	265,407
Exchange fees	196,351
Consulting	182,000
Communication and data processing	115,095
Occupancy	101,741
Advertising and promotion	94,308
Insurance	79,432
Office	55,666
Postage and delivery	43,452
Registration	35,411
Travel, meals and entertainment	22,082
Interest	26,100
Professional fees	28,202
Depreciation	16,187
Other	74,000
	2,625,268
INCOME BEFORE PROVISION FOR INCOME TAXES	4,122
PROVISION FOR INCOME TAXES	3,500
NET INCOME	$ 622

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE, beginning of year	$	290,000
Increases (decreases)		-
BALANCE, end of year	$	290,000

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, January 1, 2015	$ 1,000	$ 341,314	$ 212,144	$ 554,458
Net income	-	-	622	622
BALANCE, December 31, 2015	$ 1,000	$ 341,314	$ 212,766	$ 555,080

The accompanying notes are an integral part of these financial statements.

SAPERSTON ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 622
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	16,187
Deferred income taxes	500
Net changes in assets and liabilities affecting operating cash flows:	
Receivable from clearing organization	9,708
Prepaid expenses and other assets	(871)
Accounts payable	574
Accrued expenses	4,962
Net cash provided by operating activities	31,682
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(17,751)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net repayments to stockholder and affiliate	(2,405)
NET CHANGE IN CASH AND CASH EQUIVALENTS	11,526
CASH AND CASH EQUIVALENTS:	
Beginning of year	738,658
End of year	$ 750,184
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 26,100
Income taxes paid during the year	$ 15,427

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Saperston Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company operates branch offices in Western New York State and Florida to service clients throughout the United States. The U.S. dollar ("$") is the functional currency of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Management reviews the financial viability of these institutions on a periodic basis.

Receivable from Clearing Organization - Amounts receivable from clearing organization consist of commissions due from the Company's clearing broker related to customer securities transactions. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2015.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are charged to expense as incurred; significant betterments are capitalized.

Revenue Recognition - Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The Company conducts business in multiple states and is subject to numerous taxing jurisdictions. As a result of its business activities, the Company files a number of tax returns that are subject to examination by Federal, state and local taxing authorities. Tax examinations are often complex, as such taxing authorities may disagree with the Company's treatment of certain items, and these disagreements could take years to resolve depending on the complexity of the issue. Accounting principles generally accepted in the United States of America prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes (Continued) - The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. At December 31, 2015, management determined that the Company had no uncertain tax positions that would fail such recognition criteria.

The Company is no longer subject to federal or state tax examination by tax authorities, for all returns filed, for the years ending December 31, 2011 and prior.

Management has determined that the Company does not have a tax filing requirement in certain states in which they do business. This is a tax position for which the examination period may be unlimited.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Advertising - Advertising costs are expensed as incurred, and totaled $94,308 for the year ended December 31, 2015.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2016 and January 19, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Equipment	$	60,329
Vehicles		37,669
		97,998
Less: accumulated depreciation		(58,589)
	$	39,409

4. SUBORDINATED BORROWINGS

At December 31, 2015, the subordinated borrowings represented 9% interest-bearing unsecured notes from the sole stockholder. The following summarizes the various details of the subordinated notes:

Date of Note	Due Date		
August 20, 1998	May 31, 2019	$	190,000
April 29, 1998	June 30, 2019		100,000
		$	290,000

The subordinated borrowings are covered by an agreement approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

5. RELATED PARTY TRANSACTIONS

Interest expense related to liabilities subordinated to claims of general creditors totaled $26,100 during the year ended December 31, 2015 (see Note 4).

The Company leases office space pursuant to non-cancellable operating leases from a related party (see Note 8). Related party rent expense totaled $85,115 during the year ended December 31, 2015.

Consulting fees paid to an affiliated company totaled $182,000 during the year ended December 31, 2015.

6. INCOME TAXES

The provision for income taxes consisted of the following for the year ended December 31, 2015:

Current:		
Federal	$	1,500
State		1,500
		3,000
Deferred:		
Federal		450
State		50
		500
Provision for income taxes	$	3,500

6. INCOME TAXES *(Continued)*

The provision for income taxes differs from the expected tax expense (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) primarily as a result of graduated tax rates and state income taxes. Deferred income taxes result principally from temporary differences between the financial reporting and tax bases of depreciation.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $732,144, which was $482,144 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .09 to 1 at December 31, 2015.

The Company's unaudited computation of net capital of $732,144 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2015, was in agreement with the amount determined in the above paragraph.

8. COMMITMENTS AND CONTINGENCIES

Operating leases - The Company leases office space in Hamburg, New York pursuant to a non-cancellable operating lease from a related party, which requires monthly rental payments of $6,000 through December 2018. Additionally, the Company leases office space in Sarasota, Florida pursuant to a non-cancellable operating lease from a related party requiring monthly rental payments of $1,115 through December 2020. At December 31, 2015, future minimum rental payments due are: 2016 - $85,386; 2017 - $85,386; 2018 - $85,386; 2019 - $13,386; and 2020 - $13,386. Total rent expense for the year ended December 31, 2015 was $85,115.

* * * * * * * * * * * *

SAPERSTON ASSET MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

NET CAPITAL:	
Total stockholder's equity	$ 555,080
Additions:	
Allowable subordinated liabilities	290,000
Total available capital	845,080
Deductions:	
Non-allowable assets:	
NASD subscriptions	3,300
Equipment and other assets, net	39,409
Other assets	17,274
Unsecured receivables	45,001
	104,984
Tentative net capital	740,096
Haircuts:	
Money market funds	7,952
	7,952
Net capital	$ 732,144
Aggregate indebtedness:	
Current liabilities	$ 58,928
Deferred income taxes	7,071
	$ 65,999
Net capital	$ 732,144
Minimum net capital	250,000
	$ 482,144
Aggregated debt to net capital (allowable 15 to 1)	.09 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

DANSA & D'ARATA LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Saperston Asset Management, Inc.
Buffalo, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Saperston Asset Management, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

   We compared the listed assessment payments to copies of check number 3088 dated July 15, 2015 for $2,475 and check number 3376 dated January 15, 2016 for $2,538. No exceptions were noted.

2) Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

   We compared the total revenue and total interest expense reported in Form X-17A-5 for each of the quarters ended March 31, 2015, June 30, 2015, September 30, 2015, and December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015. No exceptions were noted.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

   We compared the adjustments reported in Form SIPC-7 to amounts reported in the Company's trial balance for the year ended December 31, 2015. No exceptions were noted.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

   We tested the arithmetical accuracy of the calculations in Form SIPC-7 and in the Company's trial balance for the year ended December 31, 2015, which supported the adjustments. No exceptions were noted.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

   Not applicable, as the Company did not apply an overpayment to the current assessment.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dansa & D'Arata LLP

Buffalo, New York
January 19, 2016

Saperston

172 Lake Street, Hamburg, NY 14075

February 23, 2016

SEC - Office of Compliance, Inspections & Examinations
Branch of Registrations, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Saperston Asset Management, Inc.
CRD #44379

Dear Madam/Sir:

Enclosed please find ~~a copy~~ two copies of our audited financial statement for the year ended December 31, 2015. I am also enclosing a copy of this letter, please either stamp or sign and date copy to acknowledge receipt and return to me in the enclosed envelope.

Kindest regards,

Karen L. Saperston

Karen L. Saperston
716-649-9800 ext. 213

SEC
Mail Processing
Section
FEB 26 2016
Washington DC
409

Saperston Asset Management, Inc.
716-854-7541
FAX: 716-649-9875
800-879-7541
FINRA • SIPC • MSRB
Dalbar Rated Financial Professional

Saperston Real Estate Corp.
237 Main Street
Buffalo, NY 14203
716-847-1100
FAX: 716-847-1131
Member: SIOR, *MLS*

Saperston Management, Inc.
716-854-7541
FAX: 716-312-8332
800-879-7541
Member: AIPB
(Private Client Services)

Saperston 172 Lake Street, Hamburg, NY 14075

February 23, 2016

SEC - Office of Compliance, Inspections & Examinations
Branch of Registrations, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Saperston Asset Management, Inc.
CRD #44379

Dear Madam/Sir:

Enclosed please find ~~a copy~~ two copies of our audited financial statement for the year ended December 31, 2015. I am also enclosing a copy of this letter, please either stamp or sign and date copy to acknowledge receipt and return to me in the enclosed envelope.

Kindest regards,

Karen L Saperston
Karen L. Saperston
716-649-9800 ext. 213